UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CARBONITE, INC.

(Name of Subject Company)

CARBONITE, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Mohamad Ali

President and Chief Executive Officer

CARBONITE, INC.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Telephone (617) 587-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:

Thomas A. Cole

Beth E. Flaming

Matthew J. Rizzo

Sidley Austin LLP

1 South Dearborn Street

Chicago, IL 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment No. 3, the “Statement”) originally filed by Carbonite, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 9, 2015.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Statement.

Item 2.	Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” is hereby amended as follows:

The last sentence of the first paragraph under the section entitled “Tender Offer” is hereby amended and restated in its entirety as follows:

According to the Offer to Purchase, the Offer was withdrawn on March 2, 2015, no Shares were purchased by the Offeror pursuant to the Offer and the Offeror has instructed the depositary for the Offer to promptly return all tendered Shares to the tendering stockholders. According to the Offer to Purchase, prior to the withdrawal of the Offer, the expiration date of the Offer, originally set to expire at 5:00 P.M., New York City Time, on January 26, 2015 and previously extended to 5:00 P.M., New York City Time, on February 26, 2015, was further extended to 5:00 P.M., New York City Time, on March 30, 2015 (the “Expiration Date”), unless the Offer is further extended. The Offer was on the terms and subject to the conditions set forth in the Offer to Purchase and Schedule TO.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended as follows:

The following paragraph is hereby added to the end of the section entitled “Relationship with the Offeror”:

On February 27, 2015, j2 and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, j2 agreed to a standstill that expires on June 30, 2015 and agreed to withdraw the Offer. The Company and j2 have agreed that j2 may nominate for election at the Company’s 2015 annual meeting of stockholders individuals who are j2’s existing independent directors. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of such Confidentiality Agreement, which is filed as Exhibit (e)(24) to this Statement and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

The following paragraphs are hereby added to the end of the section entitled “Background of the Offer and Reasons for Recommendation— Background of the Offer”:

On January 30, 2015, Sidley Austin representatives informed S&C representatives that the Board had authorized the proposal that the Sidley Austin representatives had discussed with the S&C representatives on January 23, 2015, and the Sidley Austin representatives sent the S&C representatives a revised draft of the confidentiality agreement reflecting those terms (i.e., a standstill period ending on June 30, 2015, with j2 preserving its option to conduct a proxy contest so long as (a) j2 terminated the Offer, (b) j2 was limited to nominating two candidates who are independent of both j2 and the Company and (c) j2 agreed to certain other provisions contained in the original draft of the confidentiality agreement).

On February 13, 2015, S&C representatives conveyed to Sidley Austin representatives j2’s response to the Company’s January 30, 2015 proposal. The S&C representatives stated that j2 was willing to terminate the Offer but that j2 wished to be able to nominate up to three of the individuals who were serving as “independent directors” on j2’s board of directors. The S&C representatives stated that j2’s nominees’ sole mandate would be to pursue a sale of the Company. The S&C representatives also stated that j2 did not want to pay for the mailing of its proxy statement and proxy card and that, accordingly, j2 wanted the Company to agree to include j2’s proxy statement and proxy card in the Company’s mailing of its proxy materials to its stockholders.

During the weeks of February 16 and February 23, 2015, negotiations continued with respect to the confidentiality agreement.

On February 27, 2015, j2 and the Offeror announced an extension of the expiration date of the Offer to 5:00 p.m., New York City Time, on March 30, 2015. Additionally, j2 announced that a total of 5,602,174 Shares had been tendered in the Offer and not withdrawn as of 5:00 p.m., New York City Time, on February 26, 2015.

Also on February 27, 2015, the Board held a special telephonic meeting at which representatives of Deutsche Bank, Foley and Sidley Austin were present. During the meeting, the Deutsche Bank representatives and management reported on the status of conversations with parties potentially interested in a strategic transaction with the Company. In addition, management reviewed with the Board the status of discussions with j2 regarding the confidentiality agreement. Following discussion, the Board authorized Sidley Austin to further negotiate the terms of a confidentiality agreement with j2 which would permit j2 to nominate individuals who were serving as “independent directors” on j2’s board of directors. The Board did not authorize the Company to agree to j2’s request that the Company include j2’s solicitation materials in the Company’s mailing of its proxy materials to stockholders.

Later that day, Sidley Austin representatives sent to S&C representatives a revised draft of the confidentiality agreement, reflecting the terms authorized by the Board, and each of j2 and the Company executed the Confidentiality Agreement.

On March 2, 2015, j2 and the Offeror filed an amendment to the Schedule TO withdrawing the Offer, pursuant to the Confidentiality Agreement. In addition, j2 issued a press release announcing its intention to nominate candidates to the Board at the Company’s 2015 annual meeting of stockholders.

Item 8.	Additional Information.

Item 8. “Additional Information” is hereby amended as follows:

The penultimate sentence of the third paragraph of footnote (2) to the table entitled “Golden Parachute Compensation” is hereby amended and restated in its entirety as follows:

This column reflects the Spread Value Mr. Ali would receive assuming the Board exercised its discretion under the 2011 Plan to accelerate all of his Options.

The last sentence of the sixth paragraph of footnote (2) to the table entitled “Golden Parachute Compensation” is hereby amended and restated in its entirety as follows:

The table also reflects amounts that would be paid to Mr. Ali if the Board exercised discretion to accelerate the vesting of Options not otherwise governed by an employment agreement, offer letter or award agreement.

Item 9.	Materials to Be Filed as Exhibits.

Item 9. “Materials to Be Filed as Exhibits” is hereby amended and supplemented by adding the following exhibits to the exhibit index:

Exhibit No.	Document

(a)(4)	Press release issued by the Company on March 2, 2015.

(e)(24)	Letter Agreement, dated February 27, 2015, between j2 and the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARBONITE, INC.

By:	/s/ Danielle Sheer
Danielle Sheer
General Counsel, Vice President, and Secretary

Dated: March 3, 2015